UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                           W-H ENERGY SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, $ 0.0001 par value
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                         (Title of Class of Securities)



                                    92925E108
                  --------------------------------------------
                                 (CUSIP Number)


                                 January 31, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 92925E108                   13G
-----------------------

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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS ASSET MANAGEMENT, L.P.

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 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 3,150,809

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  3,227,706

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           3,227,706


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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)


           10.5 %


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12.   Type of Reporting Person

           IA

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-----------------------
  CUSIP No. 92925E108                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GS INVESTMENT STRATEGIES, LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 3,150,809

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  3,227,706

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           3,227,706


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           10.5 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   W-H ENERGY SERVICES, INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   2000 West Sam Houston Parkway South
                   Suite 500
                   Houston, Texas 77042


Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT, L.P.
                   GS INVESTMENT STRATEGIES, LLC

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management, L.P.
                   32 Old Slip
                   New York, NY  10005

                   GS Investment Strategies, LLC
                   32 Old Slip
                   New York, NY  10005

Item 2(c).         Citizenship:
                   GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware GS INVESTMENT STRATEGIES, LLC - Delaware

Item 2(d).         Title of Class of Securities:
                   Common Stock ,$ 0.0001 par value

Item 2(e).         CUSIP Number:
                   92925E108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[  ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs Asset Management, L.P.
                              GS Investment Strategies, LLC

          (f).[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------


  * In accordance with Securities and Exchange Commission Release No. 34-39538 (Janaury 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, L.P. ("GSAM") and GS Investment Strategies, LLC ("GSIS"), wholly-owned subsidiaries of The Goldman Sachs Group, Inc. ("GS Group"). This filing does not reflect securities, if any, beneficially owned by any other subsidiaries of GS Group whose ownership is disaggregated from that of GSAM and GSIS in accordance with the Release. GSAM and GSIS, each an investment advisor, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM or GSIS or their employees have voting or investment discretion, or both and (ii) securities managed, if any, on GSAM's or GSIS's behalf, by third parties.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/  Lauren LoFaro
              ----------------------------------------
             Name:   Lauren LoFaro
             Title:  Attorney-in-fact


             GS INVESTMENT STRATEGIES, LLC

             By:/s/  Lauren LoFaro
              ----------------------------------------
             Name:   Lauren LoFaro
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.
  99.3          Power of Attorney, relating to
                GS INVESTMENT STRATEGIES, LLC

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock ,$ 0.0001 par value, of W-H ENERGY SERVICES, INC.
and further agree to the filing of this agreement  as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 11, 2008

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/  Lauren LoFaro
              ----------------------------------------
             Name:   Lauren LoFaro
             Title:  Attorney-in-fact


             GS INVESTMENT STRATEGIES, LLC

             By:/s/  Lauren LoFaro
              ----------------------------------------
             Name:   Lauren LoFaro
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Catherine Wedgbury, Ronald L. Christopher and Lauren LoFaro, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 4, 2007.



GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By:/s/ Ellen R. Porges
________________________
Name:  Ellen R. Porges
Title: Managing Director

                                                                  EXHIBIT (99.3)


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS INVESTMENT STRATEGIES, LLC (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, Kevin Treanor, Ronald L. Christopher and Lauren LoFaro, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in it name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall law fully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 30, 2007.



GS INVESTMENT STRATEGIES, LLC



By: /s/ Richard Cundiff
    ----------------------------------------
Name:   Richard Cundiff
Title:  Vice President, Assistant Sectretary